Mail Stop 3561

June 5, 2007

Mr. Stephen V. Coffey
Chief Executive Officer
Diedrich Coffee, Inc.
28 Executive Park, Suite 200
Irvine, CA 92614

> **Re: Diedrich Coffee, Inc.**
> **Form 10-K for the Fiscal Year Ended June 28, 2006**
> **Filed September 26, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 7, 2007**
> **Filed April 23, 2007**
> **File No. 0-21203**

Dear Mr. Coffey:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 28, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Page 25

1. Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you

indicate that the increase in revenues from fiscal year 2005 to 2006 was partially due to a company-operated same store sales increase of 3.6% and strong growth in your Keurig "K-cup" sales. Please explain in reasonable detail the reasons why sales from these sources increased. See SEC Release No. 33-8350.

2. In future filings, where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. For example, with respect to the change in retail sales from fiscal year 2004 to 2005, please quantify in dollars the extent to which the change is attributable to the various contributing factors listed, including the same store sales increase and the incremental revenues from the four additional company stores. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Financial Condition and Liquidity and Capital Resources, page 30

3. Please provide a more informative analysis and discussion of financial condition, changes in financial condition and cash flows from operating activities, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please ensure your revised discussion and analysis of cash flows is not merely a recitation of changes evident from the financial statements. Please also provide an analysis of any known trends and uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in your liquidity. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Commitments and Contractual Obligations, page 33

4. You disclose on page F-22 that you had capital commitments of $2,018,000 at June 28, 2006. If you choose to exclude these payments from your contractual obligations table, please identify the excluded item(s) below the table and provide any additional information that is material to an understanding of your cash requirements. See Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.

Critical Accounting Estimates, page 34

5. In future filings, please revise the discussion of your critical accounting estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates. In doing so, please quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects

of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, if reasonably likely changes in an assumption used in assessing your goodwill or indefinite-lived intangible assets for impairment would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably possible outcomes should be disclosed and quantified. Please refer to SEC Release No. 33-8350.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies and Practices

Accounts Receivable, page F-10

6. We note that your allowance for doubtful accounts appears to be unusually large given that it represents nearly 40% of your gross accounts receivable balance as of June 28, 2006 and June 29, 2005. Please tell us and disclose in further detail the nature and composition of your accounts receivable balance and why you reserved such a substantial portion of the gross balance. If a material portion of the reserve relates to accounts receivable of your former international franchise business, please tell us why those balances have yet to be written off considering their age. Please also expand your disclosures to describe the methods you use to evaluate the creditworthiness of your customers and/or franchisees.

Goodwill, page F-12

7. We note that the market value of your common stock outstanding as of June 28, 2006 is significantly less than the book value of your stockholders' equity. Although we recognize that the fair value of a reporting unit can exceed its market capitalization, in light of your conclusion that goodwill was not impaired despite your market capitalization, recurring operating losses, and negative cash flows from operations, please provide us with more information about the results of your latest goodwill impairment test. In your response, please quantify each reporting unit's carrying value and calculated fair value as of your latest impairment test and provide a sensitivity analysis that shows how this fair value would fluctuate based on hypothetical changes in your assumptions and judgments. If the first step of the test identified a potential impairment, thus requiring you to perform the second step of the test, please provide us the details of your determination of the implied fair value of goodwill. Consistent with our comment above, this type of information should be disclosed in future filings as part of your discussion of Critical Accounting Estimates.

Revenue Recognition, page F-13

8. You disclose that your wholesale product sales are recognized at the time of shipment. Please disclose in your revenue recognition policy whether your stated shipping terms are FOB shipping point or FOB destination pursuant to your sales agreements with customers. In addition, please tell us whether your sales agreements contain right of inspection or acceptance provisions. If your sales agreements are silent as to when title passes, please tell us why sales recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer. Notwithstanding terms in your sales agreements which state that title passes upon shipment, customer acceptance provisions or a history of replacing goods damaged or lost in transit may also make the recognition of revenue upon delivery to and acceptance by the customer more appropriate. Revise or advise. See the Interpretive Response to Question 3 of SAB Topic 13:A, which addresses this issue by analogy.

Variable Interest Entities, page F-15

9. You disclose that two franchised stores are variable interest entities and that consolidation of the related franchisee "would be immaterial". As opposed to disclosing that consolidation would be immaterial, please disclose, if true, that those VIE's have not been consolidated since you are not the primary beneficiary.

Note 8. Commitments and Contingencies, page F-20

10. Please tell us how you account for the consumer price index clause in your operating leases. If, as we assume, the CPI currently in effect is taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1. As required by paragraph 16.c. of SFAS 13, please also disclose sublease rental income for each period presented.

Form 10-Q for the Fiscal Quarter Ended March 7, 2007

Condensed Consolidated Statements of Cash Flows, page 3

11. Please tell us and disclose, if material, the line items in operating and financing cash flows that include the excess tax benefits arising from your share-based compensation arrangements.

Note 1. Summary of Significant Accounting Policies

Discontinued Operations, page 4

12. We note that you allocated interest expense to your loss from discontinued operations. Please tell us and disclose your method of allocating interest expense to discontinued operations. Please also explain how your allocation complies with EITF 87-24

Note 4. Accrued Provision for Store Closure, page 8

13. We note that you recorded a $857,000 store closure provision during the 36-week period ended March 7, 2007. Considering the materiality of this charge, please tell us where the charge has been presented on your statements of operations and how it reconciles to the $432,000 provision for store closure on your statements of cash flows.

Note 9. Discontinued Operations, page 12

14. We note that you reflect in discontinued operations the financial results of Diedrich Coffee and Coffee People retail operations which are to be sold or closed. Please tell us the number of sold/closed Diedrich Coffee and Coffee People retail stores reflected in discontinued operations for the periods presented. If some of the 47 Diedrich Coffee and Coffee People retail stores open at the beginning of fiscal year 2007 have been excluded from discontinued operations, please explain how your exclusion of those stores complies with SFAS 144. Since you intend to exit all Diedrich Coffee and Coffee People company-operated locations, it appears that all 47 locations would qualify for discontinued operations treatment under paragraph 42 of SFAS 144. If, however, (a) you intend to exit certain remaining stores through means other than by sale, such as through abandonment, and those stores do not yet qualify for discontinued operations treatment under SFAS 144 and/or (b) certain remaining stores do not yet meet the held for sale criteria of SFAS 144, please clarify your disclosures accordingly.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Accounting Branch Chief